UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: October 17, 2018

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road

Oakville, Ontario, L6J 2X1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 17, 2018, Algonquin Power & Utilities Corp. closed its previously announced underwritten public offering of 6.875% fixed-to-floating subordinated notes due October 17, 2078 (the “Notes”).   Attached hereto are a press release related to the closing and the indenture and supplemental indenture governing the Notes.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Subordinated Debt Offering Press Release October 17, 2018.
99.2
Indenture dated October 17, 2018, by and among Algonquin Power & Utilities Corp., American Stock Transfer Trust Company, LLC, as the U.S. Trustee, and AST Trust Company (Canada), as the Canadian Co-Trustee.

99.3
First Supplemental Indenture dated October 17, 2018, by and among Algonquin Power & Utilities Corp., American Stock Transfer Trust Company, LLC, as the U.S. Trustee, and AST Trust Company (Canada), as the Canadian Co-Trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: October 17, 2018	By:	/s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer